Mail Stop 6010

August 18, 2006

Rafi Amit, Chairman of the Board and Chief Executive Officer
Camtek Ltd.
Ramat Gavriel Industrial Zone
P. O. Box 544
Migdal Ha'Emek
Israel

Via U S Mail and FAX [011-972-4604-8300]

> **Re:** **Camtek Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 0-30664**

Dear Mr. Amit:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F as of December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 22

Liquidity and Capital Resources, page 26

1.   We see that you sold ordinary shares and warrants in April 2006. Tell us about the terms and conditions of those warrants, including but not limited to, registration provisions, liquidated damages clauses, non-cash exercise provisions and any circumstances that may lead to changes in the exercise price. Also describe how you have accounted for those warrants. In that regard, fully describe how you considered and applied the requirements of SFAS 133 and EITF 00-19 in evaluating whether those warrants are derivatives that should be accounted as assets or liabilities at fair value.

Item 8. Financial Statements, page 42

2.   We see that the audited financial statements are incorporated by reference to a Form 6-K. The audited financial statements should also be included in the annual report on Form 20-F. Refer to Item 8A to Form 20-F. Please apply in future filings.

Form 6-K dated April 6, 2006

Note 9 Convertible Loan, page F-13

3.   We see that in August, 2005 you issued a convertible note. Please tell us how you evaluated and applied the provisions of SFAS 133 and EITF 00-19 in concluding that the conversion feature was not a derivative that should be bifurcated and accounted for separately at fair value. Your response should fully describe the terms and provisions of the financing and explain how you considered those terms and provisions in reaching your conclusions about the requirements of the literature.

Note 11 Commitments and Contingent Liabilities, page F-15

c. Litigation

4.   You disclose that the District Court in Jerusalem ruled against you in a patent infringement case. You also indicate that the Supreme Court rejected your appeal and that you are prevented from manufacturing an "illumination block." Please clarify the affect of these rulings on your ability to manufacture and sell the products incorporating the "illumination block;" and, clarify the basis for your conclusion that the court rulings will not have a material adverse impact on your results of operations, financial condition or liquidity. Also, in light of the adverse rulings, please clarify the basis for your assertion that you have "good defenses" against the claims and clarify how you intend to proceed with your defense. Tell us why you believe the accounting for and disclosure about this matter is appropriate under SFAS 5.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Rafi Amit

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant

Copy to   Richard Gilden, Esq.
               Kramer Levin Naftalis & Frankel
               Facsimile   (212) 715-8085